UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December 2017

Commission File Number: 001-36073

ENZYMOTEC LTD.

(Translation of registrant’s name into English)

Sagi 2000 Industrial Area
P.O. Box 6

Migdal Ha’Emeq 2310001, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

On December 11, 2017, Enzymotec Ltd. (“Enzymotec” or the “Company”) held an annual and extraordinary general meeting of shareholders (the “Meeting”). At the Meeting, the Company’s shareholders voted on three proposals, as described in the proxy statement for the Meeting (the “Proxy Statement”) that was distributed by the Company to its shareholders and was attached as Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K (“Form 6-K”), furnished to the Securities and Exchange Commission on November 17, 2017.

At the Meeting, shareholders of the Company approved all proposals on the agenda that were presented to the shareholders by the requisite majorities under Israeli law.

The voting results for the proposals presented at the Meeting, based on the presence in person or by proxy of holders of 18,648,992 (79.6%) of our outstanding ordinary shares on the record date of November 13, 2017, are described below.

Proposal 1:	To approve the acquisition of Enzymotec by Frutarom Ltd. ("Frutarom"), including the approval of: (i) the Agreement and Plan of Merger, dated as of October 28, 2017 (as it may be amended from time to time, the “Merger Agreement”), by and among Enzymotec, Frutarom, and Frutarom Tech Ltd., an Israeli company and a wholly-owned subsidiary of Frutarom (“Merger Sub”); (ii) the merger of Merger Sub with and into Enzymotec (the “Merger”) on the terms and subject to the conditions set forth in the Merger Agreement and in accordance with Sections 314-327 of the Israeli Companies Law, 5759-1999, following which Merger Sub will cease to exist as a separate legal entity and Enzymotec will become a wholly-owned subsidiary of Frutarom; (iii) the consideration to be received by the shareholders of Enzymotec in the Merger, consisting of $11.90 per share in cash, without interest and less any applicable withholding taxes, for each ordinary share of Enzymotec owned immediately prior to the effective time of the Merger; and (iv) all other transactions and arrangements contemplated by the Merger Agreement, including, without limitation, the purchase by Enzymotec of a run-off directors’ and officers’ liability insurance policy for a period of seven years following the effective time of the merger (the “Merger Proposal”).

Ordinary Majority:

For	Against	Abstain	Broker Non-Votes
18,615,784	11,100	2,162	19,946
99.9%	0.01%

Special Majority (which excludes ordinary shares voted by Merger Sub, Frutarom or any person or entity holding at least 25% of the means of control of either Merger Sub or Frutarom, or any person or entity acting on behalf of either Merger Sub or Frutarom or any person or entity described in the previous clause, or any family member of, or entity controlled by, any of the foregoing):

For	Against	Abstain	Broker Non-Votes
13,777,141	11,100	2,162	19,946
99.9%	0.01%

Proposal 2(a):	To re-elect Holger Liepmann as a class I director of the Company, to serve until the Company’s annual general meeting of shareholders in 2020 and until his successor is duly elected and qualified, or until his earlier resignation, replacement or removal.

For	Against	Abstain	Broker Non-Votes
15,425,583	3,202,151	3,162	18,096
82.8%	17.2%

Proposal 3:	To approve the reappointment of Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, as the Company’s independent, external auditors for the year ending December 31, 2017 and until the next annual general meeting of shareholders, and to authorize the Company’s board of directors (the “board of directors”) (with power of delegation to its audit committee) to set the fees to be paid to such auditors.

For	Against	Abstain	Broker Non-Votes
17,688,131	11,625	949,236	0
99.9%	0.01%

Prior to the Meeting, Frutarom informed the Company that it was withdrawing the nomination of its three nominees—Amos Anatot, Alon Shmuel Granot and Ari Rosenthal—for election by the Company’s shareholders to serve as Class I directors of the Company pursuant to Proposals 2(b), 2(c) and 2(d), respectively, on the agenda for the Meeting. As noted in the Proxy Statement, the Company’s nominating and governance committee had recommended, and the board of directors had approved, the nomination of the foregoing individuals as requested by Frutarom pursuant to Frutarom’s rights under the Merger Agreement. As a result of Frutarom’s withdrawal request, each of Proposals 2(b), 2(c) and 2(d) was removed from the agenda, and was not voted upon, at the Meeting.

As noted in the Proxy Statement, Proposals 2(a) and 3 relate to the function of the Meeting as the Company’s 2017 annual meeting of shareholders, and will be relevant to the Company’s current shareholders only until the consummation of the Merger (assuming that it is consummated), at which time they will cease to hold ordinary shares of the Company.

A copy of the press release announcing the approval of the Merger Proposal at the Meeting is attached to this Form 6-K as Exhibit 99.1.

This Form 6-K is hereby incorporated by reference into the Company’s registration statements on Form S-8, SEC file numbers 333-216734, 333-202839 and 333-193118, filed with the Securities and Exchange Commission on March 16, 2017, March 18, 2015 and December 30, 2013, respectively.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENZYMOTEC LTD.
Date: December 12, 2017	By:	/s/ Dror Israel
Name: Dror Israel Title: Chief Financial Officer

Exhibit Index

Exhibit No.	Description
99.1	Press release of the Company, dated December 11, 2017, titled “Enzymotec Shareholders Approve Proposed Acquisition by Frutarom Ltd.”